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                                                                    EXHIBIT A.14

Inland Steel Industries, Inc.
30 West Monroe St.
Chicago, Illinois 60603

INLAND STEEL INDUSTRIES, INC.                                       NEWS RELEASE
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                                    For additional information: Maria Hibbs
                                                             312-899-3162

For Immediate Release

          INLAND STEEL INDUSTRIES, INC. ANNOUNCES PRELIMINARY RESULTS
                         OF DUTCH AUCTION TENDER OFFER

     Chicago, IL (August 17, 1998) - Inland Steel Industries, Inc. (NYSE: IAD) announced today the preliminary results of its Dutch auction self-tender offer for its common stock. On July 20, 1998, Inland announced its offer to purchase up to 25,500,000 shares of its common stock, or approximately 51% of its then outstanding shares, at a price not greater than $34.00 not less than $30.00 per share. The offer expired at 12:00 Midnight, New York City time, on August 14, 1998. The tender offer has not been extended.

     Based on a preliminary count by Harris Trust and Savings Bank, the depositary for the offer, Inland expects the purchase price to be $30.00 per share and the proration factor to be approximately 56.2% of the 45,086,765 shares tendered at $30.00. Based on the preliminary results, Inland intends to exercise its option to purchase an additional 984,526 of the tendered shares, which would raise the proration factor to approximately 58.4%. Shares tendered at prices in excess of the purchase price and shares not purchased because of proration or conditional tender will be promptly returned.

     The determination of the actual number of shares to be purchased, the final proration factor and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including the shares tendered pursuant to the guaranteed delivery procedure. Inland intends to announce the final results of the tender offer as soon as practicable following calculation of the final proration factor.

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     Inland Steel Industries, Inc. is the holder of stock representing approximately 87% of the economic interest in Ryerson Tull, Inc. which is, in turn, the sole stockholder of Joseph T. Ryerson & Son, Inc. ("Ryerson") and J.M. Tull Metals Company, Inc. ("Tull"). Ryerson and Tull are leading steel service, distribution and materials processing organizations. Ryerson Tull, Inc. is the largest metals service center in the United States based on sales revenue, with 1997 sales of $2.8 billion and a current U.S. market share of approximately 10%, based on Ryerson Tull, Inc.'s analysis of data prepared by the Steel Service Center Institute. Ryerson Tull, Inc. distributes and processes metals and other materials throughout the continental United States.

Faxes of Inland news releases may be obtained by calling (800) 758-5804, ext. 108925.